EXHIBIT 99.1

Colliers Reports First Quarter Results

Engineering delivers strong year-over-year gains and internal growth

First quarter operating highlights:

	Three months ended
	March 31
(in millions of US$, except EPS)	2025	2024

Revenues	$1,141.2	$1,002.0
Adjusted EBITDA (note 1)	116.0	108.7
Adjusted EPS (note 2)	0.87	0.77

GAAP operating earnings	31.6	43.3
GAAP diluted net earnings (loss) per share	(0.08)	0.26

TORONTO, May 06, 2025 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced financial results for the first quarter ended March 31, 2025. All amounts are in US dollars.

First quarter consolidated revenues were $1.14 billion, up 14% (16% in local currency) and Adjusted EBITDA (note 1) was $116.0 million, up 7% (7% in local currency) compared to the prior year quarter. Consolidated internal revenue growth measured in local currencies was up 4% (note 5) versus the prior year quarter. Adjusted EPS (note 2) was $0.87, an increase of 13% over the prior year quarter. Adjusted EPS was not significantly impacted by changes in foreign exchange rates. GAAP operating earnings were $31.6 million compared to $43.3 million in the prior year quarter. The GAAP diluted net loss per share was $0.08 compared to GAAP diluted net earnings per share of $0.26 in the prior year quarter. First quarter GAAP diluted net loss per share was not significantly impacted by changes in foreign exchange rates.

Over the past 12 months, 72% of the Company’s earnings were generated from recurring service revenues highlighting the strength and resilience of its highly diversified business model. Trailing 12-month free cash flow (note 3) exceeded $400 million with a conversion rate of 136%, well above the Company’s long-term target rate of 100% of adjusted net earnings.

“We’re pleased with our operating results for the quarter, which met expectations and keep us on track to achieve our full-year targets,” said Jay S. Hennick, Chairman & CEO of Colliers. “When we set our outlook for the year, we took a conservative stance given the macroeconomic and political uncertainty - and we’re glad we did. At Colliers, market volatility has never derailed our focus on creating value for shareholders. Time and again, our leadership team has navigated uncertainty with discipline and has seized opportunities that present themselves – and this time is no different. That said, we’re seeing strength across all our business segments and geographies, which we expect will continue, particularly through the back half of the year.”

“Our recently established Engineering segment delivered strong internal growth in the quarter and combined with acquisitions, achieved meaningful gains over the prior year. With more than 9,000 professionals and annualized revenues of over $1.5 billion, Colliers now ranks among the top global players in this industry with additional opportunities for growth. We also advanced our growth strategy with the acquisition of Ethos Urban, adding best-in-class urban planning capabilities in Australia, and the pending acquisition of Triovest, which will further strengthen our leading position in Canada’s commercial real estate services market. After quarter-end, we also completed the acquisition of Terra Consulting, expanding our Engineering platform in the U.S.”

“With three powerful growth engines, a world-class leadership team, and a 30-year track record of value creation through every market cycle, Colliers is well-positioned to continue delivering outstanding returns for shareholders,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company. Operating through three industry-leading platforms – Real Estate Services, Engineering, and Investment Management – we have a proven business model, an enterprising culture, and a unique partnership philosophy that drives growth and value creation. For 30 years, Colliers has consistently delivered approximately 20% compound annual returns for shareholders, fuelled by visionary leadership, significant inside ownership and substantial recurring earnings. With nearly $5.0 billion in annual revenues, a team of 23,000 professionals, and more than $100 billion in assets under management, Colliers remains committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

Segmented First Quarter Results
Overall Real Estate Services revenues totalled $637.0 million, down 1% (up 1% in local currency) versus the prior year quarter. Net service revenues were $588.2 million, down 1% (up 1% in local currency). Capital Markets revenues were up 8% (10% in local currency) with solid growth across all asset classes and geographies. Leasing revenues declined 7% (5% in local currency) against a strong comparative last year. Outsourcing revenues were up 1% (3% in local currency) on higher valuation and property management activity. Adjusted EBITDA was $39.1 million, down 12% (12% in local currency) in the seasonally slowest first quarter on continued elevated investments in recruiting as well as revenue mix. The GAAP operating earnings were $15.7 million, relative to $16.8 million in the prior year quarter.

Engineering revenues totalled $377.9 million, up 59% (61% in local currency) compared to the prior year quarter. Net service revenues (excluding pass-through subconsultant and other direct costs) were $286.2 million, up 60% (63% in local currency) driven by the favourable impact of recent acquisitions and strong internal growth. Adjusted EBITDA was $24.0 million, up 84% (86% in local currency) over the prior year quarter. The GAAP operating loss was $5.1 million relative to operating earnings of $3.3 million in the prior year quarter and included the impact of significantly higher intangible asset amortization expense related to recent acquisitions.

Investment Management revenues were $126.2 million, up 3% (3% in local currency) relative to the prior year quarter. Net service revenues (excluding pass-through performance fees) were flat, as expected. Adjusted EBITDA was $55.1 million, up 4% (4% in local currency) compared to the prior year quarter. GAAP operating earnings were $32.9 million in the quarter versus $38.9 million in the prior year quarter, with the prior year quarter including the benefit of a reversal of contingent consideration expense related to an acquisition. AUM exceeded $100 billion for the first time in Company history, closing the quarter at $100.3 billion, up from $98.9 billion as of December 31, 2024.

Unallocated global corporate costs as reported in Adjusted EBITDA were $2.2 million relative to $1.6 million in the prior year quarter. The corporate GAAP operating loss was $11.9 million compared to $15.7 million in the prior year quarter.

Outlook for 2025
The Company’s outlook for 2025 remains unchanged, on the key assumptions that (i) global trade uncertainty will lessen in the second half of the year, and (ii) interest rate volatility will not increase for the balance of the year. The outlook drivers by segment are also unchanged and are described in the accompanying earnings call presentation.

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook does not include future acquisitions.

Conference Call
Colliers will be holding a conference call on Tuesday, May 6, 2025 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where the business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors identified in the Company’s other periodic filings with Canadian and US securities regulators are adopted herein and a copy of which can be obtained at www.sedarplus.ca. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary unaudited financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US$, except per share amounts)
	Three months
	ended March 31
(unaudited)	2025	2024
Revenues	$1,141,170	$1,001,980

Cost of revenues	688,490	606,245
Selling, general and administrative expenses	348,293	299,960
Depreciation	18,647	15,422
Amortization of intangible assets	44,755	35,086
Acquisition-related items (1)	9,381	1,940
Operating earnings	31,604	43,327
Interest expense, net	22,548	19,872
Equity earnings from non-consolidated investments	(3,734)	(436)
Other income	(840)	(215)
Earnings before income tax	13,630	24,106
Income tax	4,712	9,970
Net earnings	8,918	14,136
Non-controlling interest share of earnings	5,729	8,921
Non-controlling interest redemption increment	7,448	(7,442)
Net earnings (loss) attributable to Company	$(4,259)	$12,657

Net earnings (loss) per common share

Basic	$(0.08)	$0.26

Diluted	$(0.08)	$0.26

Adjusted EPS (2)	$0.87	$0.77

Weighted average common shares (thousands)
Basic	50,615	48,498
Diluted	50,615	48,845

Notes to Condensed Consolidated Statements of Earnings

(1)   Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)   See definition and reconciliation below.

Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	March 31,	December 31,	March 31,
(unaudited)	2025	2024	2024

Assets
Cash and cash equivalents	$186,319	$176,257	$165,321
Restricted cash (1)	54,942	41,724	40,136
Accounts receivable and contract assets	823,800	869,948	704,084
Mortgage warehouse receivables (2)	87,997	77,559	27,499
Prepaids and other assets	313,586	323,117	317,487
Warehouse fund assets	121,191	110,779	42,982
Current assets	1,587,835	1,599,384	1,297,509
Other non-current assets	229,903	220,299	195,082
Warehouse fund assets	98,455	94,334	80,382
Fixed assets	229,124	227,311	203,554
Operating lease right-of-use assets	402,007	398,507	372,788
Deferred tax assets, net	82,439	79,258	57,313
Goodwill and intangible assets	3,482,741	3,481,524	3,065,686
Total assets	$6,112,504	$6,100,617	$5,272,314

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$965,253	$1,140,605	$884,634
Other current liabilities	110,191	109,439	93,827
Long-term debt - current	9,365	6,061	12,905
Mortgage warehouse credit facilities (2)	81,226	72,642	21,403
Operating lease liabilities - current	102,083	92,950	88,006
Liabilities related to warehouse fund assets	83,539	86,344	-
Current liabilities	1,351,657	1,508,041	1,100,775
Long-term debt - non-current	1,657,459	1,502,414	1,337,471
Operating lease liabilities - non-current	379,242	383,921	359,857
Other liabilities	130,121	135,479	126,457
Deferred tax liabilities, net	74,036	78,459	38,900
Liabilities related to warehouse fund assets	21,789	14,103	84,545
Redeemable non-controlling interests	1,156,652	1,152,618	1,060,207
Shareholders' equity	1,341,548	1,325,582	1,164,102
Total liabilities and equity	$6,112,504	$6,100,617	$5,272,314

Supplemental balance sheet information
Total debt (3)	$1,666,824	$1,508,475	$1,350,376
Total debt, net of cash and cash equivalents (3)	1,480,505	1,332,218	1,185,055
Net debt / pro forma adjusted EBITDA ratio (4)	2.2	2.0	2.0

Notes to Condensed Consolidated Balance Sheets

(1)   Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)   Mortgage warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under mortgage warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)   Excluding mortgage warehouse credit facilities.
(4)   Net debt for financial leverage ratio excludes restricted cash and mortgage warehouse credit facilities, in accordance with debt agreements.

Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended
	March 31
(unaudited)	2025	2024

Cash provided by (used in)

Operating activities
Net earnings	$8,918	$14,136
Items not affecting cash:
Depreciation and amortization	63,402	50,508
Gains attributable to mortgage servicing rights	(4,039)	(1,315)
Gains attributable to the fair value of loan
premiums and origination fees	(4,569)	(2,199)
Deferred income tax	(9,184)	(3,989)
Other	19,349	13,462
	73,877	70,603

Increase in accounts receivable, prepaid
expenses and other assets	30,274	4,641
Decrease in accounts payable, accrued
expenses and other liabilities	(38,392)	(46,642)
Decrease in accrued compensation	(152,477)	(146,932)
Contingent acquisition consideration paid	(2,268)	(2,738)
Mortgage origination activities, net	3,485	3,498
Sales to AR Facility, net	1,025	(20,045)
Net cash used in operating activities	(84,476)	(137,615)

Investing activities
Acquisition of businesses, net of cash acquired	(9,485)	-
Purchases of fixed assets	(14,654)	(16,873)
Purchases of warehouse fund assets	(10,813)	(36,426)
Proceeds from disposal of warehouse fund assets	-	4,944
Cash collections on AR Facility deferred purchase price	48,421	33,918
Other investing activities	(23,295)	(35,415)
Net cash used in investing activities	(9,826)	(49,852)

Financing activities
Increase (decrease) in long-term debt, net	141,908	(105,052)
Purchases of non-controlling interests, net	(5,303)	(2,654)
Dividends paid to common shareholders	(7,592)	(7,132)
Distributions paid to non-controlling interests	(8,458)	(10,306)
Issuance of subordinate voting shares	-	286,924
Other financing activities	(1,177)	14,129
Net cash provided by financing activities	119,378	175,909

Effect of exchange rate changes on cash,
cash equivalents and restricted cash	(1,796)	(2,060)

Net change in cash and cash
equivalents and restricted cash	23,280	(13,618)
Cash and cash equivalents and
restricted cash, beginning of period	217,981	219,075
Cash and cash equivalents and
restricted cash, end of period	$241,261	$205,457

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

	Real Estate		Investment
(unaudited)	Services	Engineering	Management	Corporate	Total
Three months ended March 31
2025
Revenues	$636,972	$377,874	$126,202	$122	$1,141,170
Net Service Revenues	588,233	286,172	119,157	122	$993,684
Adjusted EBITDA	39,079	24,024	55,096	(2,155)	116,044
Operating earnings (loss)	15,682	(5,130)	32,907	(11,855)	31,604

2024
Revenues	$641,275	$238,061	$122,521	$123	$1,001,980
Net Service Revenues	592,457	178,628	119,521	123	890,729
Adjusted EBITDA	44,429	13,060	52,850	(1,644)	108,695
Operating earnings (loss)	16,816	3,300	38,880	(15,669)	43,327

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to Adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (v) gains attributable to MSRs; (vi) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (vii) restructuring costs and (viii) stock-based compensation expense, including related to the CEO’s performance-based long-term incentive plan (“LTIP”). We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance of the consolidated Company under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended
	March 31
(in thousands of US$)	2025	2024

Net earnings	$8,918	$14,136
Income tax	4,712	9,970
Other income, including equity earnings from non-consolidated investments	(4,574)	(651)
Interest expense, net	22,548	19,872
Operating earnings	31,604	43,327
Depreciation and amortization	63,402	50,508
Gains attributable to MSRs	(4,039)	(1,315)
Equity earnings from non-consolidated investments	3,734	436
Acquisition-related items	9,381	1,940
Restructuring costs	5,310	7,111
Stock-based compensation expense	6,652	6,688
Adjusted EBITDA	$116,044	$108,695

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and Adjusted EPS

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iii) gains attributable to MSRs; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense, including related to the CEO’s LTIP. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
	March 31
(in thousands of US$)	2025	2024

Net earnings	$8,918	$14,136
Non-controlling interest share of earnings	(5,729)	(8,921)
Amortization of intangible assets	44,755	35,086
Gains attributable to MSRs	(4,039)	(1,315)
Acquisition-related items	9,381	1,940
Restructuring costs	5,310	7,111
Stock-based compensation expense	6,652	6,688
Income tax on adjustments	(13,482)	(11,127)
Non-controlling interest on adjustments	(7,626)	(6,130)
Adjusted net earnings	$44,140	$37,468

	Three months ended
	March 31
(in US$)	2025	2024

Diluted net earnings (loss) per common share	$(0.08)	$0.26
Non-controlling interest redemption increment	0.15	(0.15)
Amortization expense, net of tax	0.56	0.47
Gains attributable to MSRs, net of tax	(0.05)	(0.01)
Acquisition-related items	0.11	(0.02)
Restructuring costs, net of tax	0.08	0.11
Stock-based compensation expense, net of tax	0.10	0.11
Adjusted EPS	$0.87	$0.77

Diluted weighted average shares for Adjusted EPS (thousands)	50,978	48,845

3. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended
	March 31
(in thousands of US$)	2025	2024

Net cash used in operating activities	$(84,476)	$(137,615)
Contingent acquisition consideration paid	2,268	2,738
Purchase of fixed assets	(14,654)	(16,873)
Cash collections on AR Facility deferred purchase price	48,421	33,918
Distributions paid to non-controlling interests	(8,458)	(10,306)
Free cash flow	$(56,899)	$(128,138)

4. Reconciliation of revenues to net service revenues

Net service revenues are defined as revenues excluding subconsultant and other reimbursable direct costs in Real Estate Services and Engineering segments as well as historical pass-through performance fees in Investment Management segment, in which the Company has no economic interest, to better reflect the operating performance of the business.

	Real Estate		Investment
	Services	Engineering	Management	Corporate	Total
Three months ended March 31
2025
Revenues	$636,972	$377,874	$126,202	$122	$1,141,170
Subconsultant and other direct costs	(48,739)	(91,702)	-	-	$(140,441)
Historical pass-through performance fees	-	-	(7,045)	-	(7,045)
Net Service Revenues	$588,233	$286,172	$119,157	$122	$993,684

2024
Revenues	$641,275	$238,061	$122,521	$123	$1,001,980
Subconsultant and other reimbursable costs	(48,818)	(59,433)	-	-	(108,251)
Historical pass-through performance fees	-	-	(3,000)	-	(3,000)
Net Service Revenues	$592,457	$178,628	$119,521	$123	$890,729

5. Local currency revenue and Adjusted EBITDA growth rate and internal revenue growth rate measures

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

6. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

7. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of Adjusted EBITDA (note 1) that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

COMPANY CONTACTS:
Jay S. Hennick
Chairman & Chief Executive Officer

Christian Mayer
Chief Financial Officer
(416) 960-9500